

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2020

John Goll
Chief Accounting Officer
INSMED Inc
10 Finderne Avenue, Building 10
Bridgewater, NJ. 08807

> **Re: INSMED Inc**
> **Form 10-K filed on February 22, 2019**
> **Filed on February 22, 2019**
> **Form 8-K filed on October 30, 2019**
> **File no. 000-30739**

Dear Mr. Goll:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences